Ronald M. Olejniczak, CPA Vice President and Controller

OlejniczakR@aetna.com tel: 860-273-7231 fax: 860-273-2019 151 Farmington Avenue, RT21 Hartford, CT 06156
May 16, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549

Re:	Aetna Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 1, 2006 File No. 1-16095
Dear Mr. Rosenberg:
We are in receipt of the letter from the Securities and Exchange Commission (the “Commission”) to Aetna Inc. (“Aetna”) dated May 2, 2006, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries). With respect to the Staff’s comment, enclosed herewith please find the response of Aetna. For ease of reference, the Staff’s comment has been reprinted in the enclosure to this letter immediately prior to our response. Additionally, we will incorporate our response into an enhanced disclosure prospectively beginning with our Form 10-Q filing for the quarter ending June 30, 2006.
In connection with our response, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission,
•	Comments from the Staff or changes to our disclosures in response to comments from the Staff do not foreclose the Commission from taking any action with respect to our filings; and
•	We may not assert comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Please call me at 860 273-7231 if you or other members of the Staff have questions regarding our response.
Very truly yours,
/s/ Ronald M. Olejniczak
Ronald M. Olejniczak
Enclosure

Enclosure –Response to the Staff’s comment to Aetna contained in letter to Aetna dated May 2, 2006
Staff Comment Reprinted in Italic Text – Aetna Response Follows

In response to the Staff’s comment, we propose supplementing, in prospective filings with the Commission, our disclosures in the Management’s Discussion and Analysis (“MD&A”) related to health care costs payable and other insurance liabilities. Following our responses to the Staff’s specific comments below, we have provided a draft of our proposed critical accounting estimates disclosure related to health care costs payable and other insurance liabilities.
We believe your disclosure in Management’s Discussion and Analysis regarding the health care costs payable and insurance liabilities could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Please provide us in disclosure-format the following for each of these liabilities:
a.	Discuss how each of your key assumption(s) in developing these liabilities has changed historically over the periods presented.
Our Response
In response to the Staff’s comment a. above, as illustrated in the draft disclosure below, we have provided an historical perspective on how the key assumptions used in developing our health care costs payable and other insurance liabilities have changed over the periods covered in our filing.
Specifically, we have identified the use of our completion factors and health care cost trend rates as the key assumptions we use in estimating our reserves for health care costs payable. The enhanced disclosures provide a qualitative analysis of how these assumptions have changed in recent historical periods due to either Aetna-led initiatives or broader industry trends.
Additionally, in our disclosure relating to other insurance liabilities, specifically those related to benefit claims for our Group Insurance segment’s life, disability and long-term care products, we propose enhancing our discussion to include the assumptions of discount rate, recovery and mortality rates and completion factors. This enhanced disclosure provides additional detail on how these assumptions have changed in recent historical periods.
b.	Discuss how management has adjusted each of your key assumption(s) used in calculating the current year liabilities given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).
Our Response
In response to the Staff’s comment b. above, as illustrated in the draft disclosure below, we have explained how we have adjusted our key assumptions based on the historical changes in the key assumptions identified in our response to Staff comment a. above.
c.	Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on each of these liabilities at December 31, 2005 and on future operations. Merely applying a hypothetical basis point change to your medical cost trend factor or in the portfolio rate assumption and stating the impact it would have on those liabilities does not appear to accomplish this objective.

Our Response
In response to the Staff’s comment c. above, as illustrated in the draft disclosure below, we have provided additional disclosure of how changes in the key assumptions identified in our response to Staff comment a. above would impact our reported liabilities. Additionally, we have quantified the effects on our reported liabilities of certain reasonably possible changes in these key assumptions.
d.	Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported for each of these liabilities.
Our Response
In response to the Staff’s comment d. above, as illustrated in the draft disclosure below, we have provided the percentage of our health care costs payable that is comprised of incurred but not reported (“IBNR”) claims. Additionally, we have provided the amount of IBNR for our Group Insurance life products. We do not have any other material insurance IBNR liabilities.
* * * * *
As discussed above, we propose enhancing our MD&A disclosure, beginning with our Form 10-Q for the quarter ending June 30, 2006 (expected to be filed with the Commission no later than August 9, 2006) with the following disclosure (note, for illustrative purposes, we have used figures as of December 31, 2005).
Health Care Costs Payable
Health care costs payable reflects estimates of the ultimate cost of claims that have been incurred but not yet reported and those which have been reported but not paid (collectively “IBNR”). At December 31, 2005 and 2004, our IBNR reserves represented approximately 79% and 74%, respectively, of total health care costs payable. The remaining amount is primarily comprised of pharmacy and capitation payables and accruals for state assessments. We develop our estimates using actuarial principles and assumptions that consider numerous factors. Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate to be the most critical assumptions. In developing our estimate of health care costs payable, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of these factors.
We analyze historical claim payment patterns by comparing the claim incurred dates (i.e., the date the service was provided) to the claim payment dates to estimate “completion factors.” We estimate completion factors by aggregating claim data based on the month of service and month of claim payment and estimating the percentage of claims incurred for a given month that are complete by each month thereafter. For any given month, substantially all claims are paid within six months of the date of service, but it can take up to 48 months or longer before all of the claims are completely resolved and paid. These historically derived completion factors are then applied to claims paid through the financial statement date to estimate the ultimate claim cost for a given month’s incurred claim activity. The difference between the estimated ultimate claim cost and the claims paid through the financial statement date represents our estimate of claims remaining to be paid as of the financial statement date and is included in our health care costs payable.

We use completion factors predominantly to estimate reserves for claims with claim incurred dates greater than three months prior to the financial statement date. The completion factors we use reflect judgments and possible adjustments for such data as claim inventory levels, claim submission and processing patterns and, to a lesser extent, other factors such as changes in health care cost trend rates, changes in membership and product mix. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required.
Because claims incurred within three months prior to the financial statement date have less activity (i.e., a large portion of health care claims are not submitted to us and or processed until after the end of the quarter in which services are rendered by providers to our members), estimates of the ultimate claims incurred for these months are not based primarily on the historically derived completion factors. Rather, the estimates for these months also reflect increased emphasis on the assumed health care cost trend rate (the rate of increase in per member health care costs), which may be influenced by our historical and projected claim submission and processing times as well as seasonal patterns and changes in membership and product mix.
Our health care cost trend rate is affected by increases in per member utilization of medical services as well as increases in the per unit cost of such services. Many factors influence the health care cost trend rate, including our ability to manage health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising per member utilization and per unit costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment, health care provider or member fraud and numerous other factors also contribute to the cost of health care and our health care cost trend rate.
For each reporting period, an extensive degree of judgment is used in the process of estimating our health care costs payable, and as a result, considerable variability and uncertainty is inherent in such estimates, and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rate. We consistently recognize our actuarially-determined best estimate of health care costs payable. We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations as of December 31, 2005; however, actual claim payments may differ from our estimates. A worsening (or improvement) of our health care cost trend rate or changes in completion factors from those that were assumed in estimating health care costs payable at December 31, 2005 would cause these estimates to change in the near term, and such a change could be material. The following table illustrates the sensitivity of our health care costs payable at December 31, 2005 (in millions) from certain reasonably possible changes to the estimated completion factors and health care cost trend rates:

Completion Factors(1)		Health Care Cost Trend Rates(2)
(Decrease) Increase	(Decrease) Increase in	(Decrease) Increase	(Decrease) Increase in
in Factor	Health Care Costs Payable	in Factor	Health Care Costs Payable
(1.5%)	$98.7	(3%)	$(77.0)
(1.0%)	64.8	(2%)	(51.3)
(.5%)	31.9	(1%)	(25.7)
.5%	(31.0)	1%	25.7
1.0%	(61.1)	2%	51.3
1.5%	(90.3)	3%	77.0

(1)	Reflects estimated impact of a (decrease) increase in completion factors for the most recent three months. An increase in the completion factor results in a decrease in the remaining estimated reserves for claims.

(2)	Reflects estimated impact of a (decrease) increase in health care cost trend rates for the most recent three months.
Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably (i.e., our actual health care costs for the period were less than we estimated) or unfavorably. We include the impact of changes in estimates in earnings when they are identified. The changes in the estimate of health care costs payable may relate to a prior fiscal quarter, prior fiscal year or earlier periods. The results of these re-examinations are also considered when we determine our current year liabilities.
During 2005 and 2004, claim submission and processing times decreased due to increased electronic submissions of claims, accelerated processing of claims (e.g., auto-adjudication) and other efficiencies in our processes as well as those of the providers submitting claims. As a result, in 2005 and 2004, older dates of service were more complete than we originally estimated, resulting in favorable development of prior period health care cost estimates (refer to our discussion of Health Care results in this MD&A for more information on development). During this same time period, we have observed that our health care cost trend rates have been lower than previously estimated, which also contributed to the favorable development of prior period health care cost estimates. When establishing our reserves at December 31, 2005, we have adjusted our assumed completion factors to account for the observed acceleration in claims submission and processing times and have adjusted our assumed health care cost trend rates to account for our recent experience.
Health care costs payable as of December 31, 2005 and 2004 consisted of the following:

(Millions)	2005	2004

Commercial Risk	$1,737.5	$1,834.7
Medicare	79.5	92.4

Total health care costs payable	$1,817.0	$1,927.1

In cases where we project future health care costs will exceed existing reserves plus anticipated future premiums, we establish premium deficiency reserves for the amount of the expected loss in excess of expected future premiums. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any material premium deficiency reserves at December 31, 2005.

Other Insurance Liabilities
We establish insurance liabilities other than health care costs payable for benefit claims related to our Group Insurance segment. We refer to these liabilities as other insurance liabilities. These liabilities relate to our life, disability and long-term care products.
Life and Disability
The liabilities for our life and disability products reflect benefit claims that have been reported but not paid, estimates of claims that have been incurred but not reported and future policy benefits earned under insurance contracts. These reserves and the related benefit expenses are developed using actuarial principles and assumptions that consider, among other things, the discount, recovery and mortality rates (each discussed below). Completion factors are also evaluated when estimating our reserves for claims incurred but not reported for life products. We also consider the benefit payments from the U.S. Social Security Administration for which our disability members may be eligible and which may offset our liability for disability claims (known as the Social Security offset). Each period, we estimate the relevant factors, based primarily on historical data, and use these estimates to determine the assumptions underlying our reserve calculations. Given the extensive degree of judgment and uncertainty in these estimates, it is possible that our estimates could develop either favorably or unfavorably.
The discount rate is the interest rate at which future benefit cash flows are discounted to determine the present value of those cash flows. The discount rate we select is a critical estimate, as higher discount rates result in lower reserves. We set the discount rate based on the current investment yield of the portfolio of assets supporting the life and disability reserves. If the discount rate we select in estimating our reserves is lower (higher) than our actual future portfolio returns, our reserves may be higher (lower) than necessary. The discount rates we selected for 2005 and 2004 were slightly higher than the rates selected in the previous year as a result of improved investment yields of the portfolio of assets supporting these reserves. A 25 basis point decrease in the discount rates selected for our life and disability reserves (which is reasonably possible) would have increased current and future life and disability benefit costs by approximately $11 million for 2005.
For disability claims and a portion of our life claims, we must estimate the timing of benefit payments, which takes into consideration the maximum benefit period and the probabilities of recovery (i.e., recovery rate) or death (i.e., mortality rate) of the member. Benefit payments may also be affected by a change in employment status of a disabled member, for example if the member returns to work on a part-time basis. Estimating the recovery and mortality rates of our members is complex. Our actuaries evaluate our current and historical claim patterns, the timing and amount of any Social Security offset (for disability only), as well as other factors including the relative ages of covered members and the duration of disability when developing these assumptions. For disability reserves, if our actual recovery and mortality rates are lower (higher) than our estimates, our reserves will be lower (higher) than required to cover future disability benefit payments. For certain life reserves, if the actual recovery rates are lower (higher) than our estimates or the actual mortality rates are higher (lower) than our estimates, our reserves will be lower (higher) than required to cover future life benefit payments. We use standard industry tables and our historical claim experience to develop our recovery and mortality rates. Claim reserves for our disability and life claims are sensitive to these assumptions. For example, a one percent less (more) favorable assumption for our recovery or mortality rates (which is reasonably possible) would have increased (decreased) current and future life and disability benefit costs by approximately $4 million for 2005. During 2005 and 2004, we observed our recovery and mortality rates improving as a result of improved underwriting and disability management techniques. When establishing our reserves at December 31, 2005, we have adjusted our estimates of these rates to account for these improvements.

We estimate a reserve for claims incurred but not reported for life products largely based on completion factors. The completion factors we use are based on our historical experience and reflect judgments and possible adjustments for data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required. At December 31, 2005, we held approximately $251 million in reserves for life claims incurred but not yet reported.
Long-term care
We establish a reserve for future policy benefits for our long-term care products at the time each policy is issued based on the present value of future benefit payments less the present value of future premiums. In establishing this reserve, we must evaluate assumptions about mortality, morbidity, lapse rates and the incidence rate (the rate at which new claims are submitted to us). We estimate the future policy benefits reserve for long-term care products using these assumptions and actuarial principles. For long-duration insurance contracts, these original assumptions are used throughout the life of the policy and are not subsequently modified unless the reserves are deemed to be inadequate. A portion of our reserves for long-term care products also reflect our estimates relating to members currently receiving benefits. These reserves are estimated primarily using recovery and mortality rates, as described above.
In cases where we project future policy benefit costs will exceed our existing reserves plus anticipated future premiums, we establish premium deficiency reserves for the amount of the expected loss in excess of expected future premiums. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any material premium deficiency reserves at December 31, 2005.